0-30768

P.E. 4/30/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02041048

FORM 6-K

RECD S.E.C.
JUN 13 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of April, 2002

PROCESSED
JUL 16 2002
THOMSON FINANCIAL P

Voyus Ltd.
(SEC File No: 000-30768)

Reid House
31 Church Street
Hamilton, HM Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Voyus Ltd.

Date May 21/02

By: ________________
Basil Peters, Chairman

News Release

CDNX Trading Symbol:

Voyus Signs Calgary-based Final Frontiers Systems Corp. as First Canadian Channel Partner

Vancouver, B.C. April 9, 2002 Voyus Canada Inc. (Voyus), a wholly owned subsidiary of Voyus Ltd. (CDNX: VCS.U), today announced the launch of its Canadian Channel Program with its first Canadian partner, Final Frontiers Systems Corp. of Calgary, Alberta.

Under the terms of the agreement, Final Frontiers will offer Voyus' centralized Helpdesk and suite of remote IT management tools to companies throughout Southern Alberta. Voyus' leading technology includes full remote desktop and server monitoring and support capabilities designed to enhance customer service levels and reduce support costs.

In separate but related agreements, Final Frontiers has committed to:

1. Provide local, onsite IT services for all of Voyus' national customers with offices in Calgary, and

2. Acquire Voyus' Calgary-based Services and Product business unit.

A key component to Voyus' Help Desk offering is the proprietary IT management software platform. Developed over the last three years Voyus' technology provides the ability to manage every aspect of the IT support service interaction while building a customer-specific knowledge base to continually improve service and lower costs.

It has been just over a year since we announced our collaboration with Intel to aid in the development of this next generation subscription-based remote IT management service, said Shawn Chute CEO Voyus. With the success we are having selling and delivering this service through our branch offices it is now time for the next step in our strategic plan, to deliver these subscription-based remote services to other IT solutions providers (Channel Partners). Final Frontiers Systems Corp. is a pivotal Channel Partner for Voyus and we are excited to have them lead our Program launch. This agreement is another major step in the development of our service offering as Voyus continues to drive to become one of the leading Managed Service Providers (MSPs) in North America.

Voyus' technology clearly enhances the range and scale of network solutions we are able to offer our clients, said Bill Scott, President of Final Frontiers. This partnership further supports our mission of providing clients with cost effective, technologically advanced tools to solve IT problems quickly, and in many cases proactively.

By partnering with Voyus we are now able to provide a more comprehensive IT offering, and the acquisition of their Calgary business unit creates the economies we need to support larger, geographically diverse client networks. As Final Frontiers continues to gain market acceptance for it's service orientation and technical expertise, we look forward to establishing a performance record with Voyus that sets the standard for their Channel Partners across North America.

This transaction is subject to approval by the Canadian Venture Exchange.

About Voyus (www.voyus.com)

Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology completely automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges for its customers.

Voyus helps businesses budget for IT by determining when, and why IT dollars are spent and how they correspond to overall business objectives. Once a business IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection services guaranteeing 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management, and implementation services.

About Final Frontiers Systems Corp.

Final Frontiers provides technical service in the development and maintenance of corporate IT networks. The company's proven methodologies, combined with industry best practices, support their mission of partnering with clients to achieve their objectives, and developing business relationships based on mutual respect and trust.

For six years, Final Frontiers has been helping clients solve business issues by leveraging Information Technology. From initial needs analysis through architecture, implementation, training, support and maintenance, Final Frontiers is dedicated to reducing Total Cost of Ownership (TCO) and increasing their clients return on IT investments.

Final Frontiers has established numerous strategic partnerships and certifications with recognized technology providers that extend its offering to include Web and ecommerce services, hardware and software sales, telecommunications network infrastructure and connectivity services.

FOR FURTHER INFORMATION PLEASE CONTACT:

Voyus Canada Inc.

Steve Smith/Zak Dingsdale

Investor Relations

Tel: (604) 642-0115

Email: ssmith@voyus.com

Final Frontiers Systems Corp.

Jonathan Allen

VP, Finance & Business Development

Tel: (403) 234-0160

Email: jonathan@finalfrontiers.net

News Release

CDNX Trading Symbol: VCS.U

Voyus expands services to LandCanada by signing a multi-year Managed IT Services contract.

Vancouver, B.C. April 10, 2002 Voyus Canada Inc. (Voyus), a wholly owned subsidiary of Voyus Ltd. (CDNX: VCS.U), today announced that Toronto based LandCanada Limited has selected Voyus to become their outsourced IT service partner. The services Voyus will provide to LandCanada include National Helpdesk, support services and a dedicated on-site IT Administrator.

LandCanada is a leader in providing title insurance and real estate document processing for Canadian Banks and other financial institutions. The company operates in all of Canada's provinces and territories with its Head Office based in Mississauga, Ontario, and regional offices in Vancouver, Calgary, Montreal and Halifax.

As announced February 12th, Voyus has also become LandCanada's official consulting and technology development partner to recommend and implement technology solutions that will position LandCanada for it's aggressive growth expectations.

Gary Mooney, Chairman & CEO of LandCanada commented that having Voyus as it's national IT outsourcing partner will allow LandCanada to focus its' on core products and services as well as customer satisfaction.

"We have a simple mandate, provide our customers with a *single point of contact* for their IT needs", said Bill Stoneman regional Vice President Voyus Canada. "Our relationship with LandCanada started two months ago, when we provided a solution for an immediate need, since this time we have worked with LandCanada's management team to develop an IT solution which is both cost effective and reliable letting them focus on their core business."

About LandCanada (www.landcanada.ca)

Through its title insurance products and document processing services, LandCanada makes real estate transactions faster, more efficient and cost effective for its customers, which include financial institutions, lawyers, real estate professionals, mortgage brokers and individual purchasers, sellers and investors of real estate.

LandCanada's regional processing centres conclude transactions quickly, accurately and efficiently-so LandCanada's lender clients not only serve their residential and commercial customers better, they increase profitability on every transaction.

LandCanada offers complete services that include: Residential and Commercial Title Insurance, Discharge services, Mortgage and Mortgage related programs, Debt Recovery and Remedies as well as Document Retrieval.

LandCanada is the Canadian arm of **LandAmerica Financial Group**, headquartered in Richmond, Virginia. LandAmerica Financial Group, one of the largest title insurers in North America and is the underwriter of LandCanada's insurance policies under its Lawyers Title Insurance brand.

About Voyus (www.voyus.com)

Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology completely automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges for its customers.

Voyus helps businesses budget for IT by determining when, where and why IT dollars are spent and how they correspond to overall business objectives. Once a business' IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection services guaranteeing 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management and implementation services.

FOR FURTHER INFORMATION PLEASE CONTACT:

Voyus Canada Inc.

Steve Smith

Investor Relations

Tel: (604) 642-0115

Email: ssmith@voyus.com

Disclaimer

This News Release may contain certain statements related to revenue, expenses, development plans and similar items that represent forward-looking statements. Such statements are based on assumptions and estimates related to future economic and market conditions. The assumptions are reviewed regularly by management, however, they involve risks and uncertainties, including, without limitation, changes in markets and competition, technological and competitive developments, and potential downturns in economic conditions generally, that could cause actual results to differ materially from those contemplated in the forward-looking statements.